UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-35774

INNODATA INC.

(Exact name of registrant as specified in its charter)

55 Challenger Road

Ridgefield Park, New Jersey 07660

(201) 371-8000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Preferred Stock Purchase Rights

(Title of each class of securities covered by this Form)

Common Stock, par value $0.01 per share
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: None

Pursuant to the requirements of the Securities Exchange Act of 1934, Innodata Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

INNODATA INC.

Date: February 4, 2022	By:	/s/ Amy R. Agress
Amy R. Agress
Senior Vice President and General Counsel

(1) The preferred stock purchase rights (the “Rights”) expired on January 31, 2022 pursuant to the terms of the Rights Agreement, dated as of February 1, 2019, between Innodata Inc. (the “Company”) and American Stock Transfer & Trust Company, LLC, as Rights Agent. The Company initially filed a Form 8-A to register the Rights on February 4, 2019.